Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

MIX TELEMATICS TO PRESENT AT THE WILLIAM BLAIR 38TH ANNUAL GROWTH STOCK CONFERENCE

Midrand, South Africa, (June 4, 2018) – MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), announced that its Chief Executive Officer, Stefan Joselowitz, will present at the William Blair 38th Annual Growth Stock Conference in Chicago.

MiX Telematics’ presentation is scheduled for Tuesday, June 12, 2018 at 12:10 p.m. Central Time (7:10 p.m. South African Time) and will be webcast live. An archive of the presentation will be available for a limited time on the “Investors” page of the Company’s website (www.mixtelematics.com).

About MiX Telematics Limited
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 676,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates, as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American depositary shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Marc P. Griffin
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

[4] June 2018

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